United States Securities and Exchange Commission Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule Rule 14a-6(g)

Name of the Registrant: Microsoft Corporation

Name of persons relying on exemption: Investor Advocates for Social Justice

Address of persons relying on exemption: Investor Advocates for Social Justice, 40 S Fullerton Ave. Montclair, NJ 07042

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. In accordance with Rule 14a-6(g)(1)m, submission is required of this filer under the terms of the Rule because the signatories of the attached letter own beneficially securities of the class which is the subject of the solicitation with a market value of over $5 million. This is not a solicitation of authority to vote your proxy, nor does the information contained within constitute investment advice. Please DO NOT send your proxy card; the filer is not able to vote your proxies, nor does this communication contemplate such an event.

Attachment (below): Statement Microsoft Shareholder Proposal Filing

Investor Concern Over Microsoft’s Human Rights Due Diligence Heightens

iasj.org/investor-concern-over-microsofts-human-rights-due-diligence-heightens

IASJ

July 1, 2026

For Immediate Release: July 1, 2026

Investor Concern Over Microsoft’s Human Rights Due Diligence Heightens as Co-filer Holdings Nearly Quadruple

The Religious of the Sacred Heart of Mary, Eastern American Area, and a large investor group of 55 co-filers, collectively holding more than $300 million in MSFT stock, refiled last year’s Human Rights Due Diligence (HRDD) shareholder proposal at Microsoft. The lead filer and co-filers represent a broad cross-section of the investor community from the US, Europe, the UK, and Australia, and include faith-based institutional investors, asset managers, family offices, pension funds, individual shareholders, and former Microsoft employees. The $300 million in Microsoft stock represented by this year’s filers is almost four times as much as last year’s $80 million held by the 60 filers.

The lead filer and co-filers decided to refile the proposal in an effort to hold Microsoft to the high standard the Company has committed itself to, and to continue applying the meaningful pressure that has helped Microsoft to remain a human rights leader in the tech sector. The proposal was prompted by concerns about whether Microsoft’s existing processes are effective at preventing customer misuse of its AI and cloud products in ways that violate human rights or international humanitarian law. “As a faith-based investor, I believe it is critical for Microsoft to ensure that its technology is not used to violate human rights,” said Sr. Maria Timoney of The Religious of the Sacred Heart of Mary, Eastern American Area – the lead filer of the proposal. Last year’s proposal received a significant 26% of shareholder support (which is very rare during this current geopolitical climate). Also, stated by a co-filer, “The Congregation of the Sisters of St. Joseph of Peace (CSJP) strongly supports the Religious of the Sacred Heart of Mary’s proposal demanding a transparent review of Microsoft’s Human Rights Due Diligence (HRDD) process. Following our own recent shareholder filing against Palantir, where 56% of non-insider investors voted for a human rights impact assessment, it is clear that investors expect greater corporate responsibility regarding how tech products are deployed. As Pope Leo XIV notes, ‘technology is never neutral.’ Microsoft must ensure its cloud infrastructure and technologies uphold the dignity of all people, including immigrants and vulnerable communities.” – Susan Francois, CSJP, Assistant Congregation Leader.

This doesn’t reflect the full number of shareholders who were unable to support the proposal for political or other reasons. The decision to refile the shareholder proposal is a pragmatic one: over a quarter of Microsoft shareholders asked the company to produce an HRDD effectiveness report, and Microsoft has not done so.

While a step in the right direction, Microsoft’s June 4, 2026, five-page report related to the summary of its findings regarding an investigation by The Guardian is inadequate to allay investors’ concerns about the effectiveness of Microsoft’s HRDD. Importantly, it was The Guardian, not Microsoft’s own HRDD, that identified the misuse of Microsoft’s cloud, Azure, to store phone call data obtained through mass surveillance of Palestinians.

“The new report briefly confirms what we already knew since September 2025 when Microsoft stated it had ‘ceased and disabled a set of services to a unit within IMOD.” While this action is commendable, and even unprecedented, and provides some level of transparency, it falls short of investors’ expectations of an HRDD effectiveness report – which should be much broader and in-depth.” Aaron Acosta, Program Director, IASJ.

The report represents only one specific case, and Microsoft continues to maintain contracts and provide services to the Israel Ministry of Defense Mission (IMOD), which has reportedly been connected to human rights violations. Microsoft still provides AI services to IMOD “to support combat and intelligence activities across Israel’s armed forces,” and reports allege Microsoft’s provision of services to multiple Israeli military units to aid in “real-time surveillance, cyberwarfare, and lethal strikes,” all of which “provide the tech backbone of the Israeli military.” Also, Microsoft’s services are used to maintain the “Rolling Stone” system and the Al-Munaseq application, both of which are used in Israel’s permit system, which restricts and controls the movement of Palestinians as part of its system of apartheid, and to otherwise surveil and violate Palestinian’s human rights.

Importantly, the shareholder proposal has been supported by a number of Jewish investors, who care deeply about the misuse of Microsoft’s technologies. For example, the Jewish Investor Network (JIN) stated “As Jewish investors, we support this proposal because companies have a responsibility to ensure that their technologies are not contributing to human rights abuses or violations of international humanitarian law. Our Jewish values compel us to pursue justice and uphold the value of every human life, and we’re concerned by reports about the use of Microsoft AI and cloud technologies in mass surveillance, immigration crackdowns, and human rights abuses against Palestinians. Greater accountability will help protect the human rights of vulnerable communities and align Microsoft’s practices with internationally recognized human rights standards.”

One of the co-filers, Kate Schwartz, said “As a Jewish shareholder, my values come from both my tradition and my own sense of right and wrong — and both tell me the same thing: if Microsoft’s products can be misused to violate human rights, shareholders deserve to know and make decisions based on the actual level of due diligence in place.” And, another co-filer, Eliana Fishman, stated: “I’m a Jewish investor and it is important for me to co-file this proposal because Jewish law holds that pikuach nefesh, or protecting human life, overrides every other commandment. Microsoft has an obligation to ensure that its products do not enable human rights violations.”

In addition to Microsoft’s contracts with Israel, the company has a pattern of HRDD gaps with other government contracts. New reports are emerging concerning Microsoft’s cloud being used by Immigration and Customs Enforcement (“ICE”) in “facilitating an immigration crackdown,” citing ICE’s tripling its reliance on Microsoft’s cloud in the second half of 2025. Microsoft says it “do[es] not believe” its cloud is being used by ICE for mass surveillance, but Microsoft employees have filed internal ethics reports highlighting these concerns. In September 2025 Associated Press reported that Microsoft provided cloud services to Chinese police and surveillance companies implicated in the repression of Uyghur Muslims in Xinjiang. Microsoft’s siting of a data center in Saudi Arabia has similarly raised concerns. Assessments from Freedom House and the U.S. State Department show that Saudi Arabia is a high-risk human rights environment, with concerns focusing on the potential for Saudi authorities to obtain access to data stored in Microsoft’s cloud data center, posing threats to human rights and privacy.

At the end of the day, Microsoft still has not implemented what shareholders asked for in last year’s shareholder proposal: a report on the effectiveness of the company’s HRDD process. Microsoft still has not adequately dealt with the fact that it does not have insight into how its “customers use our software on their own servers or other devices.” A company should not have to rely on investigative journalism to expose misuse of technology. Regulatory risk has increased since last year’s proposal, with a new GDPR complaint filed against the company, which could result in major fines.

“Filing this shareholder proposal is not about unfairly singling out Microsoft for its increased transparency. There is strong shareholder pressure at other big tech companies like Amazon, Alphabet, Palantir, Meta, PayPal, etc. The bottom line is that investors greatly care about these human rights issues, and Microsoft has a chance to show its leadership in the sector.” Aaron Acosta, Program Director, IASJ.

Several companies identified by the UN Special Rapporteur for their role in human rights abuses linked to technology have not undertaken comparable reviews or engaged meaningfully with shareholders on these concerns. Amazon, for example, was cited in the report for the misuse of its technologies and services, including through its Project Nimbus contracts. Despite significant concerns raised by investors, the public, and its own workers, including through a 2026 shareholder proposal, the company has not published a review, meaningfully engaged with shareholders on this issue, or provided adequate transparency.

Marcela Pinilla, Director of Sustainable Investing, Zevin Asset Management, stated, “Human rights commitments should have operational consequences: in the contract terms that are set, the end-use monitoring required, and the accountability structures to mitigate risk before something goes wrong. This is not a Microsoft-specific concern. Investors are pressing the same questions across the enterprise cloud and AI sector because the governance gaps are industry-wide and the precedents being set now will shape how these companies operate for years to come. We remain engaged with Microsoft because the problem is tractable, and because the standards the company sets will help to shape expectations across the sector.”

Most recently, a shareholder proposal at Palantir, which asked for the company to commission and publish a human rights impact assessment, received 56% non-insider shareholder support. These efforts underscore increasing investor expectations around human rights reporting, transparency, and robust human rights due diligence across the technology sector.

For questions or additional information, please contact Aaron Acosta, Program Director at IASJ (aacosta@iasj.org).